ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Description of Business and Report Date

Atna Resources Ltd. (the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States. The Company also has properties in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia and trades on the TSX Exchange under the symbol “ATN”. The following discussion and analysis of the financial position and results of operations for the Company speaks only as to March 25, 2008 (the “Report Date”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepting accounting principles.

Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2007 and 2006, can be viewed on SEDAR at www.sedar.com.

Exploration and Acquisition Activities

Highlights

•	Merger agreement signed with Canyon Resources.
o	Creates a multimillion ounce gold company with near term production.
o	Exceptional management team with proven skills and experience
o	Strong portfolio of gold development, exploration and royalty properties.
o	focus in the Western USA, particularly Nevada.
•	Pinson Mining Company (Barrick) has expended US$5.9 million of their US$30 million back-in obligation at Pinson.
•	Yamana Gold (Meridian) intersects gold in drill program at Clover.

Exploration Activities

Atna - Canyon Resources Merger

An Agreement and Plan of Merger between Atna Resources Ltd. and Canyon Resources, Inc. was signed November 16, 2007 and finalized on March 18, 2008. The merger with Canyon creates a multi-million ounce gold company highly leveraged to the price of gold and brings the Company a step closer to its goal of gold production. The Briggs Mine, Inyo County, California, produced over 550,000 ounces of gold from 1996 until closure in 2004. In February 2008, the Briggs mine feasibility study was updated. The property is fully permitted and will be fast tracked to restart production at a rate of about 35,000 ounces per year, subject to available financing. Recent drilling indicates additional exploration potential that may increase the resource and the potential production rate. The Reward Project, Nye County, Nevada has a completed feasibility study and is at an advanced stage of mine permitting. Reward could be brought into production at an annual rate of about 35,000 ounces per year by mid 2009, subject to completion of permitting and financing.

The combined exploration, development, and royalty portfolios of the companies further enhance the potential for cash flow, discovery, and growth.

Atna’s board and management team will be augmented with key players from Canyon. The complimentary talents and experience from both companies will provide the necessary technical oversight and governance to ensure the successful transformation of Atna into a junior gold producer.

Pinson Property, Nevada

Pinson Mining Company (“PMC”), an affiliate of Barrick Gold Corporation, commenced material work at the Pinson project in August 2007. Dewatering resumed in August and underground crews mobilized in January, 2008. Underground utilities and ventilation have been re-established and additional ground support including rib bolts and shotcrete have been installed throughout the existing workings. Drifting began the week of February 18, 2008 extending the 4780-level drift to establish new drill stations for further resource definition of the Range Front gold mineralization. The 4780-level drift will also be extended to establish a secondary escape way (required for production mining to commence). Additional work planned by PMC includes continuing the decline established by Atna to the Ogee zone providing mining access and diamond drill stations and to establish new workings at the 4400-level for deeper drilling in the Range Front and Ogee zones. This phase of development is expected to entail installation of approximately 6,500 linear feet of new underground workings.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Surface drilling continues with three core drills and one reverse circulation rotary drill as PMC continues to conduct definition drilling in the CX, CX-West, and Range Front zones while new underground drill stations are prepared. Through the end of December, PMC has completed 34,227 feet of drilling in 40 drill holes (23,514 feet of reverse circulation rotary and 10,713 feet of core). Assays continue to lag behind the drilling with nearly 15% of the drilled footage awaiting analytical results - 50% of that core (4,889 feet of drilling have assays pending).

Early results from the program are encouraging and support Atna’s 2007 resource calculation for the project. Early highlights from the drilling program are as follows:

Range Front, Ogee, and CX-West Zones
Drill Hole Number	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone
BRFC-002 (1)	445.0	485.0	40.0	0.049	Range Front – south of resource envelope
including	445.0	450.0	5.0	0.181
BRFC-003 (1)	573.0	598.0	25.0	0.037	Range Front – south of resource envelope
BRFC-007 (2)	210.0	230.0	20.0	0.069	Range Front (hanging wall)
BRFC-009 (2)	60.0	80.0	20.0	0.599	CX-West (RC)

BRFC-010 (2)	245.0	300.0	55.0	0.299	CX-West (RC)
BRFC-019 (3)	375.0	405.0	30.0	0.352	Ogee (RC)
including	380.0	400.0	20.0	0.497

BRFC-020a (3)	445.0	460.0	15.0	0.131	Range Front (hanging wall)
BRFC-022 (4)	650.0	740.0	90.0	0.284	Range Front (hanging wall)
including	650.0	665.0	15.0	0.867
including	700.0	720.0	20.0	0.540
BRFC-023 (3)	630.0	640.0	10.0	0.128	Range Front (hanging wall)
and	675.0	695.0	20.0	0.215	Range Front (hanging wall)
including	675.0	685.0	10.0	0.343
(1) Core-tail completed; assays complete.
(2) Core-tail completed; assays complete on pre-collar; assays pending on core-tail.
(3) Pre-collar RC only, core-tail not yet completed; pre-collar assays complete.
(4) Hole deviated and would have twinned existing hole. Core-tail not planned.

CX Zone

PMC is conducting definition drilling in the CX zone and has completed 8 pre-collar RC holes with 5 core tails. Assays have been received from only one of the completed core-tails: hole number BCXC-018 cut 11.8 feet grading 0.236 oz/ton gold in the core-tail, confirming this area within the CX resource shell. Three of the pre-collar holes deviated from the planned path and no core-tails will be done, as they would only twin existing core holes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Drill Hole Number	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone
BCXC-018 (1)	1060.2	1120.6	60.4	0.097	CX
including	1060.2	1072.0	11.8	0.236

(1)	Core-tail completed; assays complete.

Atna owns a 70% interest in the property and Pinson Mining Company (PMC) owns 30%. PMC may reverse the party’s interests by spending US$30 million on further work to advance and develop the property before April 6, 2009. PMC reported project expenditures through Januay 31, 2008 of approximately $5.9 million.

Jarbidge Property, Nevada

Atna carried out 12,798.8 feet of drilling on the Jarbidge property and subsequently decided to terminate the option interests at the project in March 2008. Most of the properties were reconveyed to the underlying owners.

Clover

Atna’s venture partner, Yamana Gold, commenced drilling activities at the project in November 2007. Yamana completed seven (7) drill holes totaling 5,320 feet before suspending the program due to winter weather conditions. The holes ranged in depth from 600 feet to 915 feet and were inclined at various angles to cut the structural zones thought to host the gold and silver mineralization. Yamana is expected to resume drilling in the spring of 2008, when weather permits.

The following table summarizes significant results from the Yamana/Clover drill program:

Drill hole	From (feet)	To (feet)	Length (feet)*	oz/ton Au	oz/ton Ag
CV001	810	815	5	0.004	1.58
and	850	860	10	0.002	1.52
CV004	550	560	10	0.031	0.08
CV005	440	470	30	0.031	0.05
including	465	470	5	0.110	0.22
CV006	590	660	70	0.190	0.31
including	590	625	35	0.321	0.54
including	600	605	5	1.581	0.81
CV007	415	575	160	0.012	1.43
including	415	485	70	0.014	3.19
or	415	440	25	0.031	7.97
*Intercept lengths do not represent true widths of the mineralized zones. Insufficient information currently exists in the areas of the mineralized intercepts to determine accurately the true widths.

The Clover prospect is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift. Clover’s geologic setting is similar to Newmont’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 1.01 oz/ton Au, 11.6 oz/ton Ag). Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (0.90 oz/ton Au) gold bearing float and high-grade gold intersections from previous drilling (0.74 oz/ton Au over 31.8 ft., 0.23 oz/ton Au over 25 ft., and 0.29 oz/ton Au over 10 ft.).

Yamana may earn a 51% interest in the Clover property by incurring exploration expenditures of US$3,300,000 and making payments to Atna totaling $635,000 before June 19, 2010. Yamana may elect to increase its interest to 70% by completing a prefeasibility study within 30 months of vesting its initial 51% interest in the project.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2007, 2006, and 2005 is summarized in the table below.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Year End	2007($)	2006($)	2005($)
Total revenues	Nil	Nil	Nil
General and administrative expenses	2,499,713	2,642,354	1,537,754
Loss for the year	5,277,423	727,509	1,203,836
Basic and diluted loss per share	0.08	0.01	0.03
Working capital	10,570,757	13,927,357	14,998,365
Total assets	29,496,515	33,832,542	33,746,201
Total long-term liabilities	Nil	Nil	Nil
Total shareholders’ equity	28,421,046	33,050,634	32,019,896
Cash dividends per share	Nil	Nil	Nil
Number of shares issued and outstanding	64,722,588	64,176,838	55,429,067

Results of Operations

During the year, the Company incurred exploration expenditures of $2,096,155 (2006 - $3,659,090; 2005 - $12,126,554). Costs were attributed to exploration expenditures of $81,097 on the Pinson property with cost recoveries of ($47,036) and asset retirement obligations of $65,700; exploration and acquisition expenditures of $1,464,395 on the Jarbidge property with asset obligations of $60,000 and write-offs of $2,999,807; exploration and acquisition expenditures of $304,831 on the Beowawe property with asset obligations of $7,000 and write-offs of ($330,193); exploration and acquisition expenditures of $110,316 on the Clover property with option payments received of ($80,580); and exploration and acquisition expenditures of $135,516 on other properties located in the USA, Chile and Canada with cost recoveries of ($365,885), option payment received of ($191,155) and write-offs of ($57,333).

During the year, the Company incurred an operating loss of $5,277,423 (2006 - $727,509; 2005 - $1,203,836; 2004) resulting in a basic and diluted loss per share of $0.08 (2006 - $0.01; 2005 - $0.03). The operating loss was comprised of general and administrative expenses of $2,499,713 (2006 - $2,642,354; 2005 - $1,537,754). The increase in general and administrative expenses was primarily attributed to the following items: (i) an increase in investor relations costs to $352,590 (2006 - $294,959; 2005 - $84,503) as a result of increased investor relations activities partially related to the Canyon merger; (ii) an increase in exploration and business development costs to $453,855 (2006 - $249,904; 2005 - $84,503) as a result of the Company’s ongoing investigation of merger and acquisition opportunities; (iii) an increase in office and miscellaneous costs to $230,820 (2006 - $140,588; 2005 - $178,123) as a result of increased filing fees, management fees and telephone/fax costs which all components of office and miscellaneous costs; and (iv) an increase in insurance costs to $84,737 (2006 - $49,741; 2005 - $18,109) as a result of increased costs for directors’ and officers’ liability insurance and general liability insurance.

During the year, the Company incurred other expenses and income comprised primarily of the following: (i) an increased loss for foreign exchange, a non-cash item, to ($125,455) (2006 - ($4,057); 2005 - $39,395) as a result of the fluctuation in the U.S. dollar exchange rate; (ii) an increase in gain on resource properties to $134,950 (2006 - Nil; 2005 - Nil) as a result of the sale of the Lone Pine property; an increase in the write-off of accounts receivable to ($187,778) (2006 - Nil; 2005 - Nil) resulting from the Beowawe property; and (iv) an increase on the write-down of resource properties to ($3,387,333) (2006 - ($122,357); 2005 - ($315,809)) as a result of the write-off of the Beowawe and Jarbidge properties.

During the year, investment and miscellaneous income increased to $511,237 (2006 - $543,053; 2005 - $386,406).

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Summary of Quarterly Results and Fourth Quarter Review

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2007 are summarized in the table below.

Three months ended	Dec-07	Sep-07	Jun-07	Mar-07
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	926,008	347,542	407,536	818,627
Loss (gain) for the period	3,274,965	610,613	672,051	719,794
Basic and diluted loss per share	0.08	0.01	0.01	0.01
Total assets	29,496,515	32,464,491	32,950,760	33,648,418
Exploration expenditures	600,833	706,380	556,182	232,760

Three months ended	Dec-06	Sep-06	Jun-06	Mar-06
Revenue	Nil	Nil	Nil	Nil
General and administrative expenses	459,688	467,766	675,376	1,039,524
Loss (gain) for the period	530,090	107,832	679,989	(590,402)
Basic and diluted loss per share	0.01	0.01	0.01	0.01
Total assets	33,832,542	33,871,048	33,870,586	34,736,899
Exploration expenditures	615,394	370,458	1,286,831	1,180,399

During the fourth quarter of 2007, the Company incurred a loss of $3,274,965. The loss included the write-off of mineral properties during the quarter in the amount of $3,064,140. During the fourth quarter of 2007, the Company incurred $600,833 in exploration expenditures, primarily on the Jarbidge property.

Liquidity and Capital Resources

At December 31, 2007, the Company had cash, cash equivalents and temporary investments totaling $10,557,552 (2006 - $13,517,024; 2005 - $15,824,879) and working capital of $10,570,757 (2006 - $13,927,357; 2005 - $14,998,365). The Company considers its existing working capital to be sufficient to fund property maintenance, administrative overhead and exploration expenditures for at least the next twelve months.

At December 31, 2007, the Company had a shared lease commitment for its office premises which expires June 30, 2010. The Company’s proportionate share of annual rental payments under the arrangement is approximately $64,000. Aside from the rental lease commitment, the company has no off-balance sheet arrangements or long-term obligations at December 31, 2007 as the majority of the Company’s property expenditures were of a discretionary nature with the majority of expenditures falling under the responsibility of joint venture partners.

The Company has financed its operations and capital expenditures through the sale of its equity securities and from the proceeds of the sale of marketable securities. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. However, the Company has been successful to date in arranging financing and management is of the opinion that it will continue to do so.

Related Party Transactions

During the year, the Company had no related party transactions.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Financing and Investing Activities

During the year, the Company received proceeds of $283,595 (2006 - $286,125; 2005 - $243,225) from the exercise of stock options.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Outstanding Share Data

	No. of Shares	Exercise Price	Expiry Date
Issued & Outstanding shares at December 31, 2007	64,722,588	n/a	n/a
Issued after December 31, 2007:
Employees Stock Options	150,000	$0.70 - $2.01	Apr 18/08 - Jan 24/11
Issued and Outstanding shares at March 25, 2007	64,872,588	n/a	n/a

Note: Up to 17,114,238 common shares will be made issuable as a result of the Canyon merger transaction.

Stock Options

The following summarizes the stock options outstanding at March 25, 2008 (post-merger):

Number of Shares	Exercise Price	Expiry Date
700,000	0.70	April 18, 2008
690,000	2.01	January 31, 2009
25,000	1.28	July 7, 2009
872,300	1.36	January 11, 2010
900,000	1.36	January 24, 2011
832,640	1.32	March 18, 2012

4,019,940	1.32 Weighted-average

Warrants

The following summarizes the warrants outstanding at March 25, 2008 (post-merger):

Number of Shares	Exercise Price	Expiry Date
811,765	US$2.00	October 17, 2008
73,920	US$2.38	December 1, 2008
564,961	US$4.06	December 1, 2008
987,360	US$4.96	June 1, 2009
2,435,294	US$2.20	May 25, 2011

4,873,300	US$2.94 Weighted-Average

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Convertible Debentures

Post-merger Atna assumed US$825,000 of 6% convertible debentures from Canyon. The debentures are convertible by holders into common shares of Atna at any time before March 1, 2011 at a conversion rate of US$4.31 per share for a total of 191,415 common shares.

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), each member of which has in the past been elected annually on a three-year rotation by the shareholders of the Company. Subject to shareholder approval, it is proposed that the Articles of the Company be amended such that the term of office of each Director will expire each year at the annual general meeting. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements:

Financial Instruments – Recognition and Measurement (Section 3855). This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

Marketable securities and investments are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value. The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

Hedging (Section 3865) - This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

Comprehensive Income (Section 1530) -Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

Recent Accounting Pronouncements

Capital Disclosures - In February 2007, the issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objective, policies and precedes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” Theses sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

International Financial Reporting Standards - In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Forward-Looking Statements - This Interim Management Discussion and Analysis (“MD&A”) is an update of the Company’s MD&A for the year ended December 31, 2007. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially form those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of March 25, 2008 (the “Report Date”), and readers are advised to consider such forward-looking statements in light of the risks set out below.

Risks and Uncertainties

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations in inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Year Ended December 31, 2007

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. As a mining company in the exploration stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and marketability of securities of speculative exploration and development mining companies. The development of any ore deposits found on the Company’s exploration properties depends upon the Company’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. The is no assurance that the Company will be successful in obtaining the required financing.

Outlook

2008 will see the realization of a key component in the Company’s growth strategy. With the completion of the Canyon merger, Atna will be focusing its resources to move both the Reward and the Briggs projects towards production. The combined company will provide a strong platform for continued growth, production and near-term cash flow. While development and production decisions on these two projects are likely be the key stories in Atna for 2008, the Company will continue to search for new exploration and acquisition opportunities to accelerate the Company’s growth and add value for our stockholders. Additionally, the progress and results of Pinson Mining Company’s (Barrick Gold) development work at Pinson will be of continued interest and should bring clarity to the project’s operational status and development timeline late in the year or early 2009. Pinson Mining must complete its $30 million in expenditures prior to April 2009 to successfully complete its back-in to a 70% interest in the project. If the expenditures are not completed in the next 13 months, Atna retains it current 70% interest and once again becomes operator of the project. Pursuant to the agreement, PMC may have certain rights to take longer than April 2009 to complete its back-in to a 70% interest.

Subsequent Events

The Company has no subsequent events to report.